Exhibit 99.2

AUTOLUS LIMITED

(PREDECESSOR to AUTOLUS THERAPEUTICS PLC)

CONDENSED BALANCE SHEETS

(UNAUDITED)

(In thousands, except share and per share amounts)

	March 31, 2018	September 30, 2017
Assets
Current assets:
Cash	$120,674	$137,070
Prepaid expenses and other current assets	11,198	5,412

Total current assets	131,872	142,482
Non-current assets:
Property and equipment, net	11,590	6,180

Total assets	$143,462	$148,662

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,613	$1,946
Accrued expenses and other liabilities	11,888	3,087

Total current liabilities	15,501	5,033
Non-current liabilities:
Long-term lease incentive obligation	258	265
Other long-term payables	604	763

Total liabilities	16,363	6,061

Shareholders’ equity:
Preferred shares, £0.00001 par value; 78,143,548 shares authorized, 78,002,897 and 78,143,548 shares issued and outstanding as of September 30, 2017 and March 31, 2018, respectively	1	1
Ordinary shares, £0.00001 par value; 119,203,434 shares authorized, 17,428,434 and 17,414,585 shares issued and outstanding at September 30, 2017 and March 31, 2018, respectively		—
Additional paid-in capital	196,981	194,351
Accumulated other comprehensive loss	2,258	(3,849)
Accumulated deficit	(72,141)	(47,902)

Total shareholders’ equity	127,099	142,601

Total liabilities and shareholders’ equity	$143,462	$148,662